

August 31, 2011

Via E-mail
Chuan-Tao Zheng
President and Chief Executive Officer
Toda International Holdings Inc.
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province 116001
People's Republic of China

> Re: Toda International Holdings Inc.
> Amendment No. 3 to Form 8-K
> Filed July 22, 2011
> File No. 000-52346

Dear Mr. Zheng:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Form 8-K filed July 22, 2011

Item 1.01 Entry into a Material Definitive Agreement, page 1

1. We partially reissue comment two of our letter dated June 16, 2011. We note that the consolidation only applies to the ordinary shares currently outstanding and that the consolidation would not apply to the preferred share conversion. Therefore, after the consolidation and conversion, the shareholder who owns the preferred shares will control a greater percentage of the voting securities than the current ownership. Please clearly disclose.

Description of Our Industry, page 6

2. We reissue comment four of our letter dated June 16, 2011. Please provide us supplementally with the source information for the information in this section. For instance, we note numerous instances where you rely upon information from IWCC. However, the supplemental information provided does not include such source information. Consider providing with the supplemental information a table that clearly matches the information in this section with the particular supplemental information that provides the basis for the statement. Lastly, as previously requested, please clearly state the source(s) of the information provided in this section and in the business section.

3. We partially reissue comment five of our letter dated June 16, 2011. Please provide an English translation for the supplemental information provided in response to the comment. In addition, we note that the information provided supplementally is from 2009. Please explain how this information is applicable in determining your current market share.

4. We partially reissue comment six of our letter dated June 16, 2011. Please provide the basis for the projections provided in your business discussion. For instance, we note the reference to CCA wires providing net margins of 30%, and the extra revenue and net profit for the planned expansion for the end of 2012 disclosed on page 17. We also note similar projections on page 18. We again direct your attention to Item 10(b) of Regulation S-K for the Commission policy on projections. Please revise the disclosure accordingly.

Description of Our Business, page 8

5. We reissue comment 10 of our letter dated June 16, 2011. Please provide the basis for management's belief regarding the market share set forth in the table on page 11. To the extent you relied upon industry experts, please disclose the source of the information and provide us supplementally with the source material.

Liquidity and Capital Resources, page 44

6. We partially reissue comment 13 of our letter dated June 16, 2011. Please file these loan agreements as exhibits. The fact that the loans are for less than one year does not mean they are not material. In addition, for those loans that are not a fixed amount, please provide the interest rate as of a recent date.

Transactions with Related Persons, Promoters and Certain Control Persons, page 48

7. We reissue comment 14 of our letter dated June 16, 2011. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for each loan and guarantee listed. Please file these agreements as exhibits.

Item 9.01 Financial Statement and Exhibits

8. We reissue comment 18 in our letter dated June 16, 2011, as it relates to exhibits 10.12 and 10.13. In this regard, it is unclear how these exhibits are signed.

9. We partially reissue comment 19 of our letter dated June 16, 2011. Please file complete, unredacted copies of the exhibits, or request confidential treatment of information that otherwise is required to be disclosed. See Rule 24b-2 under the Securities Exchange Act of 1934.

You may contact Blaise Rhodes at (202) 551-3774 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director